UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2020

T Stamp Inc. (D/B/A Trust Stamp)

(Exact name of registrant as specified in its charter)

Delaware	81-3777260
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3017 Bolling Way NE, Floors 1 and 2,

Atlanta, Georgia, 30305, USA

(Mailing Address of principal executive offices)

(404) 806-9906

Issuer’s telephone number, including area code

In this report, the term “Trust Stamp”, “we”, “us”, “our” or “the Company” refers to T Stamp Inc. d/b/a Trust Stamp.

This semiannual report on Form 1-SA (the “Report”) may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this Report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence.

Item 1.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operation in conjunction with our financial statements and the related notes included in this Form 1-SA. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The financial statements included in this filing are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included.

Overview

T Stamp, Inc. was incorporated on April 11, 2016 in the State of Delaware. T Stamp, Inc. and Subsidiaries (“Trust Stamp”, “We”, or the “Company”) develops and markets identity authentication software solutions for enterprise partners and peer-to-peer markets.

Trust Stamp develops proprietary artificial intelligence powered solutions; researching and leveraging biometric science, cryptography, and data mining to deliver insightful identity & trust predictions while identifying and defending against fraudulent identity attacks. We utilize the cutting-edge power and agility of technologies such as GPU processing and neural networks to process data faster and more effectively than has ever previously been possible, as well as deliver results at a disruptively low cost for usage across multiple industries, including:

•	Banking/FinTech
•	Humanitarian and Development Services
•	Biometrically Secured Email
•	KYC/AML Compliance
•	Law Enforcement
•	P2P Transactions, Social Media, and Sharing Economy
•	Real Estate

During the first six months of 2020, we continued to serve our two largest clients, Synchrony Financial and Mastercard, in addition to other clients, while also expanding our U.K. and E.U. marketing efforts to recruit financial institutions and law enforcement agency participants for our Identity Lake and Zero-Knowledge-Proof offerings. This will allow our hashing technology to be leveraged to match and deduplicate identities on an inter-organization basis without disclosing personal identifying information. This endeavor will generate only nominal revenue in 2020 and limited revenue in 2021, but if successful in demonstrating the value of the technology, will lay the foundation for long-term annual recurring revenue from access and usage fees.

Results of Operations

Net Sales. Net sales for the six months ended June 30, 2020 increased 21% to $1,056,541 as compared to $870,563 for the six months ended June 30, 2019. This increase is largely the result of new purchase orders from its largest existing customer requesting the Company to provide technology services for approximately $597,250 during the period ended June 30, 2020, which led to a significant increase in the Company’s revenues.

Cost of Services. Cost of sales for the six months ended June 30, 2020 decreased by less than 1% to $336,495 as compared to $336,953 for the six months ended June 30, 2019. Cost of sales remained stable as our sales increased, as a result of reducing our reliance on external contractors for software development and IT operations and replacing those contractors with lower cost internal operators, thereby reducing the overall costs of services.

Research and Development Expenses. Research and development expenses for the six months ended June 30, 2020 increased 93% to $600,590 from $310,835 for the six months ended June 30, 2019. This increase was due to our decision to invest more money in research and development with the goal of accelerating our product roadmap. Research and development costs consist primarily of personnel costs, including salaries and benefits and relate primarily to time spent during the preliminary project stage and post implementation maintenance and bug fixes associated with internal-use software activities, front end application development in which technological feasibility has not been established, and services rendered to customers under funded software-development arrangements.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the six months ended June 30, 2020 increased 61% to $1,790,908   from $1,109,278   for the six months ended June 30, 2019. General and administrative expenses were generally composed of payroll, legal and professional fees, which have increased in 2020 in connection with for the preparation of our Regulation A offering and proposed Euronext listing. In addition, our payroll expenses increased for the six months ended June 30, 2020 due to inflation-based salary increases across the organization, as well as new sales, marketing and administrative personnel hiring in the U.K. to support growth in the region. Additionally, there was an increase in stock-based compensation from $17,000 to $174,533, the majority of which was offering in lieu of cash compensation for industry expert advisors and sales personnel.

Operating Loss. As a result of the foregoing, we sustained an operating loss of $1,864,524  for the six months ended June 30, 2020, an increase of 80% compared to a loss of $1,038,046  for the six months ended June 30, 2019. This was primarily driven by the increase in selling, general and administrative expenses and research and development expense as described above.

Interest Expense. Interest expense on outstanding convertible notes was $124,992 for the six months ended June 30, 2020, an increase of 69% from $74,028 for the six months ended June 30, 2019. This increase is primarily due to extinguishment of outstanding convertible notes of the Company pursuant to the July 1, 2019 settlement agreement with Emergent Technology Holdings (“Emergent”) and conversion of notes in conjunction with the Regulation A offering described above.

Warrant Expense. Warrant expense was $1,413,273 for the six months ended June 30, 2020, an increase from $0 for the six months ended June 30, 2019. This non-operating increase is a result of the issuance of two warrants in January 2020 as described below.

Net Income (Loss). As a result of the foregoing, net loss for the six months ended June 30, 2020 increased 199%, to $3,344,068 from $1,119,015 for the six months ended June 30, 2019.

Liquidity and Capital Resources

As of June 30, 2020, and December 31, 2019, we had approximately $976,336 and $331,761 cash in our banking accounts, respectively, with total current assets of $1,734,312 and $558,532, respectively. We have also experienced an increase in our current liabilities. As of June 30, 2020, our current liabilities totaled $2,723,324, as compared to $659,118 at December 31, 2019. Included in our current liabilities as of June 30, 2020 is $1,008,527 of deferred revenue as described under Note 4 included with our financial statements. As a result of the foregoing, as of June 30, 2020, the Company had a negative working capital balance of $989,012, and an accumulated deficit of $10,811,530.

Effective September 3, 2019, the Company entered into a software license agreement with a customer pursuant to which the Company will receive minimum total fees of $150,000 in 2020, $200,000 in 2021, and $250,000  rising by 15% in each subsequent year with a minimum cap (not a minimum fee) of $1,000,000 for 2022 and beyond. As such, we expect this to be a steady source of revenue for the Company going forward.

Along with steady revenues and equity financing provided by our stock offering, described below, we believe the company has adequate liquidity and resources to continue operations for at least the next 12 months.

Equity, Notes, Warrants and SAFEs

Stock offering. On July 17, 2020, we closed our Series A Preferred Stock offering, which utilized Regulation A under the Securities Act of 1933 and was qualified by the Securities and Exchange Commission (“SEC”) on May 5, 2020. The offering involved sales through a combination of private placements, including through issuance of convertible notes, and investments through the SeedInvest platform. We issued through a conversion of convertible instruments or sold a total of 1,227,459   shares of Series A Preferred stock at an offering price of $7.79 per share. As of June 30th, we received gross proceeds of $3.3 million and $2.8 million in cash, net of offering costs of $467 thousand, from this offering through a combination of cash and original investment in convertible notes issued in 2019 that have converted as of June 30th, 2020. Subsequent to the balance sheet date, the Company received the remaining gross proceeds of $5.1 million and cash of $4.7 million, net of offering costs of $385 thousand. Gross proceeds were $8.4 million in total and offering costs were $852 thousand resulting in net cash proceeds of $7.5 million. A total of $467 thousand of these offering costs were incurred and $21 thousand remains accrued as of June 30th, 2020.

As part of this Stock offering, two buyers were also able to purchase shares of Class A Common Stock for $0.01 per share while paying a price of $7.79 per share for Series A Preferred stock for a total purchase price of $475 thousand. As a result, the proceeds were allocated between the Series A Preferred stock and common shares on a relative fair value basis resulting in the recognition of $366 thousand as Series A Preferred and $109 thousand to Class A Common Stock. This transaction occurred prior to June 30th, 2020. Gross and net proceeds disclosed above have been adjusted for this allocation.

In addition to the gross cash proceeds above, as part of the Series A Preferred stock raise, the Company also reserved Series A Preferred shares for stock options and restricted stock awards granted to employees in 2020 with a grant date fair value of $452 thousand, we exchanged $400 thousand of common shares for a portion of the outstanding Emergent SAFE as discussed in Note 4, and we sold warrants for Class A Shares of Common Stock for in exchange for the extinguishment of a SAFE for $125 thousand, $300 thousand in cash and $300 thousand in prepaid sponsorship value for an accelerator program which is further discussed in Note 3 below.

As of September 8, 2020, the Company and a majority of the Series A Preferred stockholders voted to convert all Series A Preferred shares to shares of Class A Common Stock, and it was effected on that date.

Convertible Notes. On December 16, 2016, we entered into a convertible promissory note with an investor in which we received $100 thousand through the issuance of the convertible promissory note and a warrant to purchase $50 thousand of Class A Shares of Common Stock. The principal, together with all accrued and unpaid interest, was initially due on December 16, 2018 and is not pre- payable unless there is a change in control. An extension was granted by the investor to extend the maturity date to June 30, 2020. The convertible notes included several conversion terms, including one around qualified financing where if our next financing occurred on or before the maturity date, and we raised $2 million or more in case, the note would be converted into preferred stock. The qualified financing term was triggered for this convertible note payable as $2 million was raised prior June 30, 2020 as discussed above. Therefore, this convertible note, along with all accrued interest, totaling $118 thousand was converted to 68,203 shares of Series A Preferred stock, taking into account the valuation cap, and is no longer reflected as outstanding as of June 30, 2020.

On December 3, 2019, we entered into a convertible promissory note with a customer in which it received $700 thousand. All unpaid principal and accrued interest shall be due on December 31, 2020 (i.e. the maturity date). However, in the event that the note is not converted into equity securities of the Company, the maturity date shall be extended to December 31, 2025. The convertible note included several conversion terms, including one around qualified financing where if we issued and sold shares of our preferred stock for aggregate gross proceeds of at least $3 million (including this Note but excluding all proceeds from the incurrence of all other prior indebtedness that is converted into such preferred stock, or otherwise cancelled in consideration for the issuance of such preferred stock) with the principal purpose of raising capital, the note would be converted into preferred stock. The qualified financing term was triggered for this convertible note payable as $3 million was raised prior June 30, 2020 as discussed above. Therefore, the convertible note was converted to 89,859 shares of Series A Preferred stock and is no longer reflected as outstanding as of June 30, 2020.

Advisor Convertible Notes. As part of our raise of Series A Preferred stock, we agreed to issue to certain of our advisors $10 thousand per month in convertible promissory notes, convertible to Series A Preferred shares. The following relevant terms are stated in the agreement:

Equity Compensation. In addition to the Fixed Fees, Service Provider will receive convertible notes in Client in an amount equal to $10 thousand per month during the Term, based on a per-share dollar value reasonably determined by the Board of Directors of Client (but in no event will the per-share dollar value be more than $7.79 per share for purposes of determining the number of shares to be issued to Service Provider) (the “Equity Compensation” ́). Any Equity Compensation that accrues during the term of this agreement shall be issued within sixty (60) days after the expiration or termination of the Services or this Agreement (whichever occurs first).

As of June 30th, 2020, we have issued $40 thousand in convertible debt to our advisors. As we have completed the raise, we anticipate this debt will be converted prior to the end of the year to Series A Preferred stock at a value of $7.79 per share.

Non-Convertible Promissory Notes Payable. On April 22, 2020, the Company entered into a promissory note for $350 thousand with Second Century Ventures (“SCV”) in which the Company received net proceeds of $345 thousand after issuance costs. The unpaid principal, together with any then unpaid and accrued interest and any other amounts payable shall be due and payable on April 22, 2021 or in an event of default or a change in control as defined in the agreement. The note accrues interest at a rate of 8% per annum, compounded monthly.

With the issuance of the note on April 22, 2020, the Company entered into a warrant agreement to purchase Class A Shares of Common Stock of the Company with SCV. The warrant agreement issued SCV a warrant to purchase 15,000 shares at a strike price of $0.01 per share through April 22, 2021. At the expiration of the warrant agreement the warrants will be automatically exercised if the fair market value of the exercise shares exceeds the exercise price. If at any time during the term the fair market value of the exercise shares exceeds five times the exercise price the Company shall provide SCV written notice and SCV may elect to exercise the warrant. If at any time during the term of the warrant agreement any portion of the Class A Shares of Common Stock are converted to other securities the warrants shall become immediately exercisable for that number of shares of the other securities that would have been received if the warrant agreement had been exercised in full prior to the conversion and the exercise price shall be adjusted. We determined that the appropriate classification of this warrant was as an equity instrument that will not be subject to fair value remeasurement going forward.

As the promissory notes payable issued included equity classified warrants issued, U.S. GAAP requires that the proceeds from the sale of debt instruments with a separate equity instrument be allocated to the two elements based upon the relative fair values of the debt instrument without the warrant and of the warrant itself at the time of issuance. The portion of the proceeds allocated to the Class A Common Stock shall be accounted for within stockholders’ equity as additional paid-in capital and recorded as a debt discount and be charged to interest expense over the life of the convertible notes. The remainder of the proceeds shall be allocated to the debt instrument portion of the transaction. The value of the promissory note was allocated on a relative fair value basis between the note and the warrants. This allocation based upon relative fair values of the promissory note and warrant resulted in an amount of $88 thousand being allocated to the equity warrants and $262 thousand being allocated to the promissory notes, resulting in the same amount representing a discount to the promissory note. Accretion expense of $17 thousand was recorded and interest payable of $5, thousand was accrued related to these notes during the period ended June 30th, 2020.

In conjunction with the Company entering into the promissory note, Tstamp Incentive Holdings (“TSIH”) entered into a guaranty and stock pledge agreement with SCV (“Secured Party”) on April 22, 2020. As part of this agreement the payment and performance of the note are secured by 65,000 Class A Shares of the Common Stock of the Company pledged through TSIH. In addition, we pledged 15,000 shares for the underlying warrants and transferred the total of 80,000 to SCV as of June 30th, 2020 to hold as collateral. As stated in the agreement the following rights exist for the Secured Party:

Rights With Respect to Distributions: During the continuance of an Event of Default (as defined in the Note), all rights of Pledgor to receive dividends, cash, securities, instruments and other distributions shall cease and all rights to dividends, cash, securities and other distributions shall thereupon be vested in the Secured Party; the Secured Party shall thereupon have the sole right to receive and hold as Pledged Collateral such dividends, cash, securities, instruments and other distributions.

Irrevocable Proxy/Voting Rights: So long as no Event of Default exists, subject to any other applicable provision of this Agreement, Pledgor shall be entitled to exercise all voting and other consensual rights pertaining to the Pledged Collateral or any part thereof for any purpose not prohibited by the terms of this Agreement.

Release of Pledge: Anything to the contrary herein notwithstanding, the Secured Party shall release the Pledged Collateral from pledge hereunder upon full payment to the Secured Party of all Pledge Obligations and upon such release the Secured Party shall deliver to Pledgor all Pledged Collateral then in the Secured Party’s possession.

We do not have a history of dividends or other distributions, we maintain all voting rights, and currently expect to repay the note prior to or on the maturity date. The shares are held solely as pledged collateral for the promissory note we obtained. We determined there was no impact recorded to the financial statements for the period ended June 30, 2020 other than we are reflecting them as outstanding as of period end in the statement of Stockholders’ Equity. After June 30, 2020, SCV determined they would return the shares held as collateral and they will be reflected within treasury stock as of the end of this year.

On June 11, 2020 we entered into an agreement with Emergent, as described below, whereby their SAFE would be extinguished in exchange for several forms of consideration. As part of that agreement, one form of consideration is that the Company issued promissory notes to Emergent in the amount of $387 thousand which is due in two tranches in August and September 2020. No interest is due and payable under these notes if we pay by the maturity dates previously described. As of the date of these financial statements, but after June 30th, 2020, we have paid $200 thousand of the total balance due in line with the terms of the agreement.

Warrants. As of June 30, 2020, the Company has issued to an investor a warrant to purchase 186,442 shares of the Company’s Class A Shares of Common Stock at an exercise of $8.00 per share in exchange for the cancellation of a $100 thousand SAFE issued on August 18, 2017 by the Company’s affiliate Trusted Mail Inc. with an agreed value of $125 thousand. See Note 4 for the reduction in SAFE liability for this amount. The warrants were issued on January 23, 2020. There is no vesting period, and the warrants expire on December 20, 2024.

As of June 30, 2020, the Company has issued to an investor a warrant to purchase 932,111 shares of the Company’s Class A Shares of Common Stock at a strike price of $8.00 per share in exchange for $300 thousand in cash and “Premium” sponsorship status with a credited value of $100 thousand per year for 3 years totaling $300 thousand. This “premium” sponsorship status provides the Company with certain benefits in marketing and networking, such as the Company being listed on the investor’s website, as well providing the Company certain other promotional opportunities organized by the investor. The warrants were issued on January 23, 2020. There is no vesting period, and the warrants expire on December 20, 2024.

The fair value of the two warrants above issued in January 2020 was estimated on the date of grant using the Black-Scholes-Merton model and was valued using the following assumptions: fair value of Class A Shares of Common Stock of $7.79, exercise price of $8.00 risk free interest rate of 1.58%, dividend yield of 0%, expected volatility of 44%, and contractual term of two years. The total fair value of these warrants was determined to be $2.1 million and is recorded in the statement of Stockholders’ Equity. Thus, fair value is $1.4 million in excess of the total consideration received for the warrants of $725 thousand. This amount is expensed within the income statement as discussed above.

Emergent and Tripartite Agreement

The Company and Emergent entered into a SAFE in which Emergent obtained the right to shares of the Company’s stock (purchase amount of approximately $2.1 million and valuation cap of $20 million) that would be exercised upon a qualified equity financing. A put option also exists in this agreement in which at the earlier of 18 months from the agreement date and the date on which the Company has raised more than $7 million of qualified equity financing, Emergent may require repayment of the unrepaid element of the purchase amount and the Company would be required to make such repayment.

On February 4, 2020, the Company entered into a tripartite agreement with Emergent and 10Clouds whereby:

•	The Company received a Purchase Order from Emergent in which Emergent requested $300 thousand worth of services to be provided by the Company under mutually agreed Statements of Work from the effective date through December 31, 2020. The intention of these services are to reduce the Emergent SAFE amount owed by the Company.

•	The Company will enter into Statements of Work with 10Clouds for appropriate sub-contract work under the Purchase Order.
•	The Company issued an additional SAFE to 10Clouds for $200 thousand subject to an absolute right for the Company at its option to redeem that $200 thousand for cash or settle it through the conversion to Series A Preferred Stock. This is the only remaining SAFE outstanding as of June 30th, 2020.
•	Emergent reduces the balance due on the Emergent SAFE by $500 thousand with immediate effect and asserts the outstanding balance to be $1.6 million.

On June 11, 2020, the Company entered into additional agreement with Emergent whereby:

•	Emergent will issue an irrevocable Purchase Order for $500 thousand worth of services to be provided by the Company under mutually agreed Statements of Work from the effective date through December 31, 2020. We subsequently entered into an SOW with 10Clouds for $500 thousand to provide the requested services.
•	Emergent will forgive $104 thousand of the value of the SAFE to represent expected profit margin for the $500 thousand worth of services described above.
•	The Company will issue $400 thousand of Class A Shares of Common Stock to Emergent’s designated assignees at a price of $7.79 per share (51,348 shares). This has been reflected in the statement of stockholders’ equity as of June 30th, 2020
•	The Company will pay Emergent $220 thousand and this has been reflected in the statement of cashflows
•	The Company will enter into a promissory note with Emergent for $387 thousand payable in 2020. See Note 2 for further discussion.

The intention of the above services and transactions is to wholly settle the $1.6 million and as of June 30, 2020, the Emergent SAFE was extinguished in full.

Pro Forma Capitalization

The table below presents our pro forma capitalization that results after the conversion of our Series A Preferred Stock to Class A Shares of Common Stock on September 10, 2020 as compared to our capitalization as of June 30, 2020. Along with the shares of Series A Preferred Stock sold in this offering net of direct issuance costs disclosed above, the table below reflects capital events, defined as those involving our outstanding debt or equity balance as of June 30, 2020, that have occurred after June 30, 2020 but before September 8, 2020. It also reflects the conversion of all Stock to shares of Class A Common Stock, which was effected on September 8, 2020 by vote in favor of such conversion by a majority of the existing outstanding Stock shareholders. The conversion was reflected as of September 10, 2020. All instruments previously convertible into Series A Convertible Preferred Stock is now convertible into Class A Common Stock under otherwise consistent terms and conditions. This table does not reflect any potential impacts from our proposed Euronext listing. It does reflect all capital movement through September 22, 2020.

	(Unaudited) June 30, 2020	Post Conversion(1)(2) (3)(4)(5)(6)(7)(8)(9)
ASSETS
Cash	$976,336	$5,647,385

Current Non-Convertible Notes	671,102	471,102
Current Convertible Notes	40,000	40,000
Total Current Liabilities	2,723,324	2,523,324
Long Term Convertible Note	17,688	17,688
Warrant Liability	287,750	287,750
SAFE Note	200,000	200,000
Total Liabilities	3,228,762	3,028,762

Series A Preferred Stock	$3,751,971	-
Class A Shares of Common Stock	20,819	32,600
Additional paid-in capital	8,998,007	17,617,215
Noncontrolling interest	163,213	163,213
Stockholders' notes receivable	(225,000)	(232,969)
Stock subscription receivable	-	-
Accumulated other comprehensive loss	1,502	1,502
Accumulated deficit	(10,811,530)	(10,788,160)
Total Stockholders' Equity (Deficit)	1,898,982	6,793,401
Total Liabilities and Stockholders' Equity (Deficit)	5,127,744	9,822,163

The Pro forma capitalization column considers the following factual capital transactions completed by the Company between June 30, 2020 and September 10, 2020, the date that the shareholders voted to convert all shares of Stock to and equal number of Class A Common Stock.

Transactions in debt securities

(1)	The payment in cash of the first debt tranche of $200 thousand due to Emergent per the terms of the SAFE extinguishment as disclosed above.

Transactions in Series A Preferred Stock

(2)	The additional issuance of 564,104 shares of Series A Preferred Stock for cash consideration of $4.4 million, net of offering costs, on the SeedInvest Platform.
(3)	The additional issuance, through private placement, of 52,788 shares of Series A Preferred Stock for cash consideration of $411 thousand, outside of the Seed Invest Platform.
(4)	The issuance of 1,833 shares of Series A Preferred Stock in exchange for a recourse note for $8 thousand due from current employees of the Company

Transactions in Class A Common Stock

(5)	The return of 80,000 shares of Class A Common Stock from SCV, which was returned to Class A Common Stock within treasury stock as held by TSIH originally. There was no consideration exchanged in either providing the collateral or receiving it back. However, it reduced common stock outstanding by 80,000 shares and increased treasury stock issued by 80,000 shares.
(6)	The additional issuance of 9,980 shares of Class A Common Stock for cash consideration of $76 thousand, outside of the SeedInvest Platform. Of these shares, 4,500 were issued from treasury stock for a net issuance of 4,380 new shares of Class A Common Stock.
(7)	There were 3,000 shares of Class A Common Stock issued from Treasury Stock as a performance bonus in July 2020 to certain employees and contractors. This would amount to additional expense of $23 thousand which is reflected in pro forma accumulated deficit above.

The conversion transaction

(8)	The conversion of 1,227,459 shares of Series A Preferred Stock in exchange for 1,227,459 shares of Class A Common Stock on September 10, 2020.

The below table represents a rollforward of shares from the unaudited June 30, 2020 balance sheet to September 22, 2020:

Date	Series A Preferred Stock	Class A Common Stock issued and outstanding	Class A Common Stock – Treasury Shares issued	Total Class A Common Stock issued
June 30, 2020 Balance (unaudited)	608,734	2,081,876	222,322	2,304,198
Activity July 1, 2020- September 10, 2020	618,725	(49,320)	54,800	5,480
September 10, 2020 Balance	1,227,459	2,032,556	277,122	2,309,678
Conversion	(1,227,459)	1,227,459	-	1,227,459
Outstanding post conversion September 22, 2020	-	3,260,015	277,122	3,537,137

Issued and Outstanding Shares of Our Capital Stock

The following table presents our outstanding shares of our capital stock as of September 22, 2020, reflecting the conversion of the Series A Preferred Stock into the Class A Shares of Common Stock of the Company:

Class of Shares	Issued and Outstanding Shares(1)(2)
Class A Common Stock	3,537,137
Class B Common Stock	0
Series A Preferred Stock	0

(1)	On September 10, 2020, 1,227,459 shares of our Series A Preferred stock converted into the Class A Shares of Common Stock of the Company. We currently have 280 direct shareholders, with one shareholder holding for the benefit of 2,700 individual shareholders.
(2)	As described above and in Note 3 to the financial statements, for certain convertibles notes of the Company, pursuant to the terms of the notes issued December 3, 2019 and December 16, 2016, all conditions precedent for the conversion of the notes to Class A Shares of Common Stock have been reached (and had been as of June 30, 2020) and the shares will be issued following the preparation of customary subscription documentation. Those shares, which total 89,859 and 68,203 individually and 158,062 in total, are included as issued and outstanding in this table. The remaining 3,379,075 shares of Class A Common Stock are held by and registered with our transfer agent as of September 22, 2020, who is disclosed below.

Trend Information

By 2023, mobile biometrics will annually authenticate $2 trillion of in-store and mobile payments, according to a 2019 report published by Juniper Research on Biometric Authentication & Tokenization in 2019-2024. Revenue from the global biometrics services market is projected to grow to $42.9 billion in 2025, a CAGR of 16.3 percent from 2019, according to a 2019 report published by 360iresearch on the global biometrics market. We believe the size of this market presents an exciting opportunity for our Company. Based on those market projections, we believe that securing even a small percentage of the addressable market could result in significant revenues to the Company in the future.

While the Company continues to rely on its two largest customers, it expects to dilute its concentration of customers using the funds raised from the Series A offering. Use of funds includes significant investments in R&D as well as sales and marketing operation growth in the U.S., U.K., and E.U. regions. As discussed in Note 1 and throughout this document, the Company has raised significant funds through its Series A offering which has resulted in the Company having sufficient liquidity for a period of not less than 12 months from the issuance of these financials statements. Prior to 2020, the Company has relied heavily upon its two largest customers, Synchrony Financial and Mastercard.

Item 2. Other Information

Security Ownership of Management and Certain Security Holders

The following table sets out, as of September 22, 2020, the voting securities of the Company that are owned by executive officers and directors, and other persons holding more than 10% of any class of the Company’s voting securities or having the right to acquire those securities. The table assumes that all options and warrants have vested.

Name and Address of Beneficial Owner	Title of class	Amount and nature of beneficial ownership		Amount and nature of beneficial ownership acquirable	Percent of class
Officers and Directors
Gareth Genner, Chief Executive Officer, 3017 Bolling Way NE, Floors 1 and 2, Atlanta, Georgia, 30305 (1)	Common Stock (Class A)	800,571		0	23.69%
Alex Valdes, Chief Financial Officer, 3017 Bolling Way NE, Floors 1 and 2, Atlanta, Georgia, 30305	Common Stock (Class A)	35,257		0	1.04%
Andrew Scott Francis, Chief Technology Officer, 3017 Bolling Way NE, Floors 1 and 2, Atlanta, Georgia, 30305	Common Stock (Class A)	35,257		0	1.04%
Officers and Directors as a Group (5 Total Persons)	Common Stock (Class A)	871,799		0	25.77%
Significant Owners
FSH Capital LLC, 5 Concourse Pkwy, Suite 200, Atlanta GA 30328 (2)	Common Stock (Class A)	195,887		0	5.80%
10Clouds, Finlandzka 10, 03-903 Warszawa, Poland (3)	Common Stock (Class A)	67,366	(4)	0	2.00%
Emergent Technology, 109 N. Post Oak Lane, Houston, TX 77024 (4)	Common Stock (Class A)	669,802		0	19.82%

(1)	Represents shares held by T Stamp LLC, a company owned by FSH Capital LLC (35.2%), Andrew Gowasack (30.4%), GC Capital, LLC, a company owned and controlled by Mr. Genner’s family (25.5%), Alex Valdes (4.4%), Katherine Lambert (2.2%), and Michael Lindenau (2.2%). Gareth Genner is the manager of T Stamp LLC, and has voting and dispositive control over the shares held by this entity.
(2)	FSH Capital LLC is a company owned and controlled by Frank Hanna and Sally Hanna, each of whom has dispositive power over the shares of the Company held by FSH Capital LLC. This number does not include the 62,874 shares of Series A Preferred Stock held by FSH Capital LLC, which could be converted into 62,874 shares of Class A Common Stock of the Company, giving FSH Capital LLC total holdings of 195,887, or 8.72% of the issued and outstanding Class A Common Stock.
(3)	10Clouds is owned by Maciej Cielecki (50%) and Michal Klujszo (50%), each of whom have voting and dispositive control over the shares held by this entity.
(4)	Emergent Technology has 42 limited partners with voting units. No one limited partner has excess of 17% ownership of Emergent Technology’s voting units. The voting and dispositive control over the shares of T Stamp Inc. vests in the Board of Directors of Emergent Technology Holdings GP Ltd., the General Partner of Emergent Technology, consisting of Brent de Jong, Jason LeBlanc, and Tony Moreau, none of whom individually have voting or dispositive powers of the shares of T Stamp Inc.

Transfer Agent and Registrar

Colonial Stock Transfer will serve as transfer agent to maintain shareholder information on a book-entry basis. We will not issue shares in physical or paper form. Instead, our shares will be recorded and maintained on our shareholder register.

Item 3.

T STAMP, INC. AND SUBSIDIARIES

(UNAUDITED) CONSOLIDATED BALANCE SHEETS

	June 30, 2020	December 31, 2019
ASSETS
Current Assets:
Cash and cash equivalents	$976,336	$331,761
Accounts receivable	101,785	87,759
Related party receivables	15,144	16,322
Prepaid expenses and other current assets	641,047	122,690
Total Current Assets	1,734,312	558,532
Property and equipment, net	1,128,148	1,167,147
Goodwill	1,248,664	1,248,664
Intangible assets, net	7,610	8,772
Investment in related party, at cost	962,000	962,000
Other assets	47,010	47,010
Total Assets	$5,127,744	$3,992,125

The accompanying notes to the consolidated financial statements are an integral part of these statements.

T STAMP, INC. AND SUBSIDIARIES

(UNAUDITED) CONSOLIDATED BALANCE SHEETS (CONTINUED)

	June 30, 2020	December 31, 2019
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
Accounts payable	$219,203	$150,539
Accrued expenses	250,088	53,835
Related party payables	534,404	198,744
Non-Convertible Notes plus accrued interest of $5,304 and $-0-, respectively	671,102	-
Convertible notes payable plus accrued interest of $-0- and $15,000, respectively	40,000	115,000
Deferred revenue	1,008,527	141,000
Total Current Liabilities	2,723,324	659,118

Convertible notes payable plus accrued interest of $2,688 and $2,250, respectively	17,688	717,250
Warrant liabilities	287,750	287,750
SAFE liabilities	200,000	2,236,953
Total Liabilities	3,228,762	3,901,071

Commitments and Contingencies, Note 8

Stockholders' Equity (Deficit):
Series A Preferred Stock $.01 par value, 2,000,000 shares authorized, 608,734 and 186,137 shares issued and outstanding at June 30, 2020 and December 31, 2019	3,751,971	1,450,000

Common stock $.01 par value, 7,500,000 shares authorized, 2,081,876 and 1,924,996 shares issued and outstanding at June 30, 2020 and December 31, 2019	20,819	19,250
Additional paid-in capital	8,998,007	6,151,054
Noncontrolling interest	163,213	163,245
Stockholders' notes receivable	(225,000)	(225,000)
Accumulated other comprehensive loss	1,502	(33)
Accumulated deficit	(10,811,530)	(7,467,462)
Total Stockholders' Equity (Deficit)	1,898,982	91,054
Total Liabilities and Stockholders' Equity (Deficit)	$5,127,744	$3,992,125

The accompanying notes to the consolidated financial statements are an integral part of these statements.

T STAMP, INC. AND SUBSIDIARIES

(UNAUDITED) CONSOLIDATED STATEMENTS OF OPERATIONS

	For the periods ended June 30
	2020	2019
Net sales	$1,056,541	$870,563
Operating Expenses:
Cost of services provided	336,495	336,953
Research and development	600,590	310,835
Selling, general, and administrative	1,790,908	1,109,298
Depreciation and amortization	193,072	151,523
Total Operating Expenses	2,921,065	1,908,609
Operating Loss	(1,864,524)	(1,038,046)
Other Income (Expense):
Interest income	2,601	-
Interest expense	(124,992)	(74,028)
Warrant expense	(1,413,273)	-
Other income	56,255	39
Other expense	(167)	(1,374)
Total Other Expense, Net	(1,479,576)	(75,363)
Net Loss before Taxes	(3,344,100)	(1,113,409)
Income tax expense	-	(5,638)
Net loss including noncontrolling interest	(3,344,100)	(1,119,047)
Net loss attributable to noncontrolling interest	(32)	(32)
Net loss attributable to T Stamp, Inc.	$(3,344,068)	$(1,119,015)
Basic and diluted net loss per share attributable to T Stamp, Inc.	$(1.70)	$(0.76)
Weighted-average shares used to compute basic and diluted net loss per share	1,967,285	1,464,876

The accompanying notes to the consolidated financial statements are an integral part of these statements.

T STAMP, INC. AND SUBSIDIARIES

(UNAUDITED) CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the period ended June 30th
	2020	2019
Net loss including noncontrolling interest	$(3,344,100)	$(1,119,047)
Other Comprehensive Income:
Foreign currency translation adjustments	1,535	2,350
Total Other Comprehensive Income	1,535	2,350
Comprehensive loss	(3,342,565)	(1,116,697)
Comprehensive loss attributable to noncontrolling interest	(32)	(32)
Comprehensive loss attributable to T Stamp, Inc.	$(3,342,533)	$(1,116,665)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

T STAMP, INC. AND SUBSIDIARIES

(UNAUDITED) CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

PERIODS ENDED JUNE 30, 2020 AND 2019

	Series A Convertible Preferred Stock		Common Stock		Additional Paid-In	Treasury Stock		Noncontrolling	Stockholders' Notes	Stock Subscription	Accumulated Other Comprehensive	Accumulated
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Interest	Receivable	Receivable	Loss	Deficit	Total
Balance, January 1, 2019	-	-	1,379,006	13,790	5,194,515	-	-	164,698	(225,000)	(500,000)	(2,384)	(5,323,956)	(678,337)
Vesting of stock awards	-	-	89,936	899	(899)	-	-	-	-	-	-	-	-
Issuance of shares into T stamp Incentive Holdings	-	-	-	-	-	320,513	-	-	-	-	-	-	-
Currency translation adjustment	-	-	-	-	-	-	-	-	-	-	2,350	-	2,350
Net loss attributable to noncontrolling interest	-	-	-	-	-	-	-	(32)	-	-	-	-	(32)
Net loss attributable to T Stamp, Inc.	-	-	-	-	-	-	-	-	-	-	-	(1,119,015)	(1,119,015)
June 30, 2019	-	-	1,468,942	$14,689	$5,193,616	320,513	$-	$164,666	$(225,000)	$(500,000)	$(34)	$(6,442,971)	$(1,795,034)

	Series A Convertible Preferred Stock		Common Stock		Additional Paid-In	Treasury Stock		Noncontrolling	Stockholders' Notes	Stock Subscription	Accumulated Other Comprehensive	Accumulated
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Interest	Receivable	Receivable	Loss	Deficit	Total
Balance, January 1, 2020	186,137	1,450,000	1,924,996	19,250	6,151,054	320,513	-	163,245	(225,000)	-	(33)	(7,467,462)	91,054
Issuance of Preferred Series A Warrants	-	-	-	-	2,138,273	-	-	-	-	-	-	-	2,138,273
Issuance of common warrants	-	-	-	-	88,000	-	-	-	-	-	-	-	88,000
Issuance of Common stock	-	-	76,884	769	508,236	(18,191)	-	-	-	-	-	-	509,005
Common stock issued as collateral	-	-	80,000	800	(800)	(80,000)	-	-	-	-	-	-	-
Conversion of notes to Series A preferred stock	158,062	817,500	-	-	100,000	-	-	-	-	-	-	-	917,500
Issuance of Series A preferred stock, net of issuance costs	264,535	1,484,471	-	-	-	-	-	-	-	-	-	-	1,484,471
Share-based compensation	-	-	-	-	13,244	-	-	-	-	-	-	-	13,244
Currency translation adjustment	-	-	-	-	-	-	-	-	-	-	1,535	-	1,535
Net loss attributable to noncontrolling interest	-	-	-	-	-	-	-	(32)	-	-	-	-	(32)
Net loss attributable to T Stamp, Inc.	-	-	-	-	-	-	-	-	-	-	-	(3,344,068)	(3,344,068)
June 30, 2020	608,734	3,751,971	2,081,876	$20,819	$8,998,007	222,322	$-	$163,213	$(225,000)	$-	$1,502	$(10,811,530)	$1,898,982

The accompanying notes to the consolidated financial statements are an integral part of these statements.

T STAMP, INC. AND SUBSIDIARIES

(UNAUDITED) CONSOLIDATED STATEMENTS OF CASH FLOWS

	For periods ended June 30,
	2020	2019
Cash flows from operating activities:
Net loss attributable to T Stamp, Inc.	$(3,344,068)	$(1,119,015)
Net loss attributable to noncontrolling interest	(32)	(32)
Adjustments to reconcile net loss to cash flows used in operating activities:
Depreciation and amortization	193,072	151,523
Stock-based compensation	174,533	17,000
Noncash warrant expense	1,413,273	-
Noncash interest	124,864	74,028
Changes in assets and liabilities:
Accounts receivable	(14,026)	(27,573)
Related party receivables	1,178	(183,275)
Prepaid expenses and other current assets	(218,357)	(78,532)
Other assets	-	-
Accounts payable and accrued expenses	103,795	149,077
Related party payables	335,660	124,642
Deferred revenue	(37,250)	-
Net cash flows from operating activities	(1,267,358)	(892,157)

Cash flows from investing activities:
Purchases of property and equipment	(169)	(4,391)
Capitalized internally developed software costs	(150,306)	(277,378)
Patent application costs	(2,436)	-
Net cash flows from investing activities	(152,911)	(281,769)

Cash flows from financing activities:
Proceeds from issuance of common stock	108,837	-
Proceeds from issuance of common stock warrants	88,000	-
Proceeds from issuance of Series A preferred stock, net issuance costs	1,524,472	-
Proceeds from issuance of Series A preferred warrants	300,000	-
Proceeds from stock subscription receivable	-	1,000,000
Proceeds from borrowings under a factoring agreement	-	100,000
Repayment of borrowings under a factoring agreement	-	(7,640)
Repayment of SAFE note	(220,000)	-
Proceeds from issuance of venture debt, net of discount	262,000	-
Net cash flows from financing activities	2,063,309	1,092,360
Effect of foreign currency translation on cash	1,535	2,350
Net change in cash and cash equivalents	644,575	(79,216)
Cash and cash equivalents, beginning of period	331,761	167,702
Cash and cash equivalents, end of period	$976,336	$88,486

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$-	$-

Supplemental disclosure of noncash activities:
Conversion of Convertible Notes payable to Series A preferred stock	$817,500	$-
Issuance of RidgeGrowth note for marketing services	$40,000
Extinguishment of SAFE for common stock warrants	$125,000	$-
Issuance of common stock warrants for a prepaid sponsorship	$300,000	$-
Extinguishment of Emergent SAFE note for common stock, short term note, and deferred revenue in the amounts of $400 thousand, $387 thousand, and $905 thousand, respectively	$1,691,953	$-
Assignment of Emergent SAFE note to 10Clouds	$200,000	$-

The accompanying notes to the consolidated financial statements are an integral part of these statements.

T STAMP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2020

Note 1—Description of business and summary of significant accounting policies

Description of Business - T Stamp, Inc. was incorporated on April 11, 2016 in the State of Delaware. T Stamp, Inc. and Subsidiaries (“Trust Stamp” or the “Company”) develops and markets identity authentication software solutions for enterprise partners and peer-to-peer markets. The Company’s patented proof of liveness technology allows the Company to provide a unique suite of facial biometric based products that address critical needs in the financial, real estate, healthcare, insurance and P2P markets. The Company’s target markets and existing partnerships are characterized by the growing use of cyber connections to establish relationships requiring secure identification. The Company’s products address compliance issues such as Know Your Customer and Anti-Money Laundering as well as safety issues in various industries. Wherever there is a cyber relationship and/or a need for the trusted, secure identification/recognition of the parties to a transaction, Trust Stamp is developing unique products for which there are a growing demand.

Series A Preferred offering -

On July 17, 2020, we closed our Stock offering, which launched in September 2019, through a combination of private placements, including convertible notes and investments through the Seed Invest platform. We issued through conversion of convertible instruments or sold a total of 1,227,459   shares of preferred A stock at an offering price of $7.79 per share. As of June 30th, we received gross proceeds of $3.3 million and $2.8 million in cash, net of offering costs of $467 thousand, from this offering through a combination of cash and original investment in convertible notes issued in 2019 that have converted as of June 30th, 2020. Subsequent to the balance sheet date, the Company received the remaining gross proceeds of $5.1 million and cash of $4.7 million, net of offering costs of $385 thousand. Gross proceeds were $8.4 million in total and offering costs were $852 thousand resulting in net cash proceeds of $7.5 million. A total of $467 thousand of these offering costs were incurred and $21 thousand remains accrued as of June 30th, 2020.

As part of this Stock offering, two buyers were also able to purchase shares of Class A Shares of Common Stock for $0.01 per share while paying a price of $7.79 per share for Stock for a total purchase price of $475 thousand. As a result, the proceeds were allocated between the Stock and Class A Shares of Common Stock on a relative fair value basis resulting in the recognition of $366 thousand as preferred A and $109 thousand to Class A Shares of Common Stock. This transaction occurred prior to June 30th, 2020. Gross and net proceeds disclosed above have been adjusted for this allocation.

In addition to the gross cash proceeds above, as part of the Stock capital raise, the Company also reserved Stock for stock options and restricted stock awards granted to employees in 2020 with a grant date fair value of $452 thousand, exchanged $400 thousand of Class A Shares of Common Stock for a portion of the outstanding Emergent SAFE as discussed in Note 4, and we sold warrants for Series A Convertible Preferred shares for $600 thousand which is further discussed in Note 3 below.

As of September 8, 2020, the Company and a majority of the Stock stockholders voted to convert all preferred A shares to Class A Shares of Common Stock and it was affected on that date.

Employee Loans - In July 2020, the Company lent funds to certain employees to be used for stock purchases of the Company. The promissory notes are recourse as to the stock and were executed in the amount of $8 thousand.

Liquidity - The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits with a loss in the six-month period ended June 30th, 2020 of $3.34 million, operating cash outflows of $1.3 million for the same period, and an accumulated deficit of $10.8 million as of June 30th, 2020.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. We believe that the recent completion of our Series A Preferred offering results in capital that is sufficient to fund our operations for a period at least 12 months from the issuance of these financial statements.

Reclassifications and revisions – we previously disclosed on form 1-A for the year ended December 31, 2019 that 130,240 shares of Series A Convertible Preferred Stock were issued and outstanding as of December 31, 2019. This number has been revised in this current report on form 1-SA to 186,137 shares issued and outstanding as of December 31, 2019. There was no impact to the financial statements as the total value of the preferred shares recorded in the statement of stockholders’ equity as of December 31, 2019 remains $1.45 million.

Basis of Consolidation and Presentation – The accompanying unaudited consolidated financial statements reflect the activity of the Company and its subsidiaries, Trusted Mail Inc. (“Trusted Mail”), Sunflower Artificial Intelligence Technologies (“SAIT”), Finnovation LLC (“Finnovation”), Trust Stamp Malta, AIID Payments Limited, and Biometrics Limited Innovations (“Biometrics”). All significant intercompany transactions and accounts have been eliminated.

Further, we continue to consolidate TSIH which we consider to be a variable interest entity.

Variable Interest Entity - On April 9, 2019, management created a new entity, Tstamp Incentive Holdings (“TSIH”). Furthermore, on April 25, 2019, the Company issued 320,513 shares of Class A Shares of Common Stock to TSIH that the Board can use for employee stock awards in the future and this full amount was outstanding and recorded as treasury stock as of December 31, 2019. On April 23 2020, 80,000 of these shares were transferred to SCV as collateral as discussed in Note 2 below, reducing the total shares at June 30, 2020 to 222,322 recorded as treasury stock. Additionally, 206,667 shares have been allocated to various employees as a restricted stock award that would only vest upon the Company being listed on a public market. The Company does not own a majority of the stock in TSIH. However, the Company considers this entity to be a variable interest entity (“VIE”) because it is thinly capitalized and holds no cash. Because the Company does not own shares in TSIH, management believes that this gives the Company a variable interest. Further, management of the Company also acts as management of TSIH and is the decision maker as management grants shares held by TSIH to employees of the Company. As this VIE owns only shares in the Company and no other liabilities or assets, the Company is the primary beneficiary of TSIH and will consolidate the VIE.

Unaudited Interim Results – These unaudited consolidated financial statements and accompanying notes have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”), pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and note disclosures have been condensed or omitted pursuant to such rules and regulations. The accompanying Consolidated Balance Sheet as of December 31, 2019 is derived from audited financial statements as of that date but does not include all of the information and footnotes required by U.S. GAAP for complete statements. The unaudited consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for a fair statement of the period presented. The results of operations for the six months ended June 30, 2020 are not necessarily indicative of the results to the expected for the year ending December 31, 2020 or for other semiannual periods or for future years. These consolidated financial statements should be read in conjunction with the Company’s audited financial statements and accompanying notes for the year ended December 31, 2019 included in the Company’s Annual Report. The Company’s significant accounting policies are described in Note 1 to those audited financial statements.

Use of Estimates – The preparation of the consolidated financial statements in conformity with U.S. GAAP which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Actual results may be materially different from those estimates.

Loss per Share – Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted net loss per share is computed by giving effect to all potentially dilutive Class A Shares of Common Stock equivalents for the period. For purposes of this calculation, options to purchase Class A Shares of Common Stock, warrants, and the conversion option of convertible notes are considered to be potential common shares outstanding. Since the Company incurred net losses for each of the periods presented, diluted net loss per share is the same as basic net loss per share. The Company’s potential common shares outstanding were not included in the calculation of diluted net loss per share as the effect would be anti-dilutive.

Income Taxes - The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is created for deferred tax assets unless it is considered more likely than not that deferred tax assets will be realized. We continue to record a full valuation allowance on all deferred tax assets given our continued history of operating losses and have an effective tax rate of 0% for the periods ended June 30, 2020 and 2019, respectively. Management has evaluated all other tax positions that could have a significant effect on the consolidated financial statements and determined the Company had no uncertain income tax positions at June 30, 2020 or December 31, 2019, respectively.

Risks and Uncertainties – The Company is dependent upon additional capital resources for its planned full-scale operations and is subject to significant risks and uncertainties, including failing to secure funding to continue to operationalize the Company’s plans or failing to profitably operate the business.

Impacts of COVID-19 – The Company assessed the impacts of the novel coronavirus pandemic (“COVID-19”) on its various accounting estimates and significant judgments, including those that require consideration of forecasted financial information in the context of the unknown future impacts of COVID-19, using information that is reasonably available at this time. The accounting estimates and other matters assessed included, but were not limited to, capitalized internal-use software, the recoverability of goodwill, long-lived assets and investments recorded at cost, useful lives associated with intangible assets and capitalized internal-use software, and the valuation and assumptions underlying stock-based compensation, warrant liabilities, and Simple Agreements for Future Equity (“SAFE”) liabilities. Based on the Company’s current assessment of these estimates, there was not a material impact to the consolidated financial statements as of and for the six months ended June 30, 2020. As additional information becomes available, the Company’s future assessment of these estimates, including updated expectations at the time regarding the duration, scope and severity of the pandemic, could materially and adversely impact its consolidated financial statements in future reporting periods.

Revenue Recognition – The Company derives its revenue primarily from professional services. Revenue is recognized upon transfer of control of promised products and services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. If the consideration promised in a contract includes a variable amount, the Company includes an estimate of the amount it expects to receive or the total transaction price if it is probable that a significant reversal of cumulative revenue recognized will not occur.

The Company determines the amount of revenue to be recognized through the application of the following steps:

•	Identification of the contract, or contracts with a customer;
•	Identification of the performance obligations in the contract;
•	Determination of the transaction price;
•	Allocation of the transaction price to the performance obligations in the contract; and
•	Recognition of revenue when or as the Company satisfies the performance obligations.

At contract inception, the Company will assess the services agreed upon within each contract and assess whether each service is distinct and determine those that are performance obligations. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. In general, each contract with a customer consists of a single performance obligation to perform services in which revenue is recognized when the service has been delivered. Based on the Company deriving its revenue primarily from professional services, the Company does not disclose a disaggregation of revenue other than customer concentrations disclosed below.

Capitalized Software Development Costs – The Company capitalizes eligible costs to develop internal-use software that are incurred subsequent to the preliminary project stage through the development stage. The estimated useful life of costs capitalized is evaluated for each specific project. Actual economic lives may differ from estimated useful lives. Periodic reviews could result in a change in estimated useful lives and therefore changes in amortization expense in future periods. Capitalized internal-use software is included in property and equipment in the accompanying consolidated balance sheets. As of June 30, 2020, and December 31, 2019, the Company has capitalized $1.8 million and $1.7 million of software development costs, respectively.

Major Customers and Concentrations – During the six-month period ended June 30, 2020, the Company sold to two customers for a total of approximately $1.1 million. During the comparable six-month period ended June 30, 2019, the Company sold to two customers for a total of approximately $870 thousand. The loss of or a substantial reduction in Statements of Work from the Company’s major customers could have a material effect on the consolidated financial statements.

New Accounting Pronouncements – In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases. The standard requires all leases with lease terms over 12 months to be capitalized as a right-of-use asset and lease liability on the balance sheet at the date of lease commencement. Leases will be classified as either finance or operating. This distinction will be relevant for the pattern of expense recognition in the income statement. This standard will be effective for the Company for the calendar year ending December 31, 2021. The Company is currently in the process of evaluating the impact of adoption of this ASU on the consolidated financial statements.

Adopted Pronouncement - As of January 1, 2020, the Company has adopted, on a prospective basis, ASU 2018-07, Improvements to Nonemployee Share-based Payment Accounting, which results in ASC 505-50, Equity Based Payments to Non-Employees, no longer being applicable to those awards. As a result, non-employee awards will initially be measured consistent with employee awards and revaluation will no longer be required until a counterparty’s performance is complete. The Company did not have a material amount of non-employee awards at adoption and therefore the impact of the adoption of this standard was immaterial and no entry was recorded to retained earnings.

Note 2—Borrowings

Convertible Promissory Notes Payable

Convertible notes payable at June 30, 2020 and December 31, 2019 consisted of the following:

Date Issued	Valuation Cap		June 30, 2020	December 31, 2019
Multiple dates in 2020 (Advisor Notes)	$	n/a	$40,000	$-
December 3, 2019		n/a	-	700,000
August 18, 2017		13,000,000	-	-
December 16, 2016		4,900,000	-	100,000
November 14, 2016		2,500,000	15,000	15,000
September 30, 2016		4,500,000	-	-
Total principal outstanding			55,000	815,000
Plus accrued interest			2,688	17,250
Total convertible notes payable			$57,688	$832,250

On August 18, 2017 and September 30, 2016, the Company entered into convertible promissory notes with an investor in which the Company received $2 million and $500 thousand, respectively, through the issuance of the convertible promissory notes. The convertible notes payable accrues interest at 5% per annum. The principal, together with all accrued and unpaid interest, was initially due prior to December 31, 2019 and is not pre-payable unless there is a change in control. The convertible promissory notes were assumed by Emergent on July 1, 2019 in exchange for a SAFE in relation to the Settlement Agreement with Emergent described in Note 4. As a result, while there was activity in 2019, the balance is no longer recorded as of December 31, 2019 and June 30, 2020, respectively.

On December 16, 2016, the Company entered into a convertible promissory note with an investor in which the Company received $100 thousand through the issuance of the convertible promissory note and a warrant to purchase $50 thousand of common stock. The convertible notes payable accrues interest at 5% per annum. The principal, together with all accrued and unpaid interest, was initially due on December 16, 2018 and is not pre- payable unless there is a change in control. An extension was granted by the investor to extend the maturity date to June 30, 2020.

This convertible promissory note, issued on December 16, 2016, include the following conversion terms:

(a) Automatic Conversion – Qualified Financing: Upon the consummation of a Qualified Financing, the aggregate outstanding principal and accrued and unpaid interest on this Note (and the aggregate balances of all Notes) automatically shall convert into a number of shares of Stock in the Borrower equal to the quotient obtained by dividing (i) the amount of such principal and interest by (ii) the Conversion Price.

(b) Optional Conversion – Non-Qualified Financing: At any time concurrently with or within thirty (30) days after the consummation of a Non-Qualified Financing, the Majority Holders, subject to the terms and conditions set forth herein, shall have the right to convert all, but not less than all, of the aggregate outstanding principal and accrued and unpaid interest on this Note (and the aggregate balances of all Notes) into a number of shares of Stock in the Borrower equal to the quotient obtained by dividing (i) the amount of such principal and interest by (ii) the Conversion Price.

(c)  Optional Conversion: On any date after the date of this Note, the Majority Holders, subject to the terms and conditions set forth herein, shall have the right to convert all, but not less than all, of the aggregate outstanding principal and accrued and unpaid interest on this Note (and the aggregate balances of all Notes) into a number of shares of Common Stock equal to the quotient obtained by dividing (i) the amount of such principal and interest by (ii) the price per share equal to the quotient of (x) the Valuation Cap divided by (y) the aggregate number of shares of the Common Stock outstanding immediately prior to the effective date of such election (assuming full conversion or exercise of all convertible and exercisable securities then outstanding or reserved, including, without limitation, all issued options and equity grants, the balance of any authorized (but unissued) equity incentive pool and any shares of treasury stock, but excluding the Notes).

Conversion Price: The conversion price for each note is to be at the lesser of (a) the price per share of Stock received by Borrower in a Qualified or Non-Qualified Financing and (b) the price per share equal to the quotient of (i) the Valuation Cap divided by (ii) the aggregate number of shares of Borrower’s common stock (“Common Stock”) outstanding.

Qualified Financing: The Borrower’s next equity financing occurring on or before the Maturity Date, in which the Borrower raises $2 million or more in cash through the sale and issuance of preferred stock.

The qualified financing term was triggered for this convertible note payable as $2 million was raised prior June 30, 2020. Therefore, this convertible note, along with all accrued interest, totaling $118 thousand was converted to 68,203   shares of Preferred A Stock, taking into account the valuation cap, and is no longer reflected as outstanding as of June 30, 2020.

On December 3, 2019, the Company entered into a convertible promissory note with a customer in which it received $700 thousand. Interest accrues at a rate of 0% through December 31, 2020, then 5% thereafter. All unpaid principal and accrued interest shall be due on December 31, 2020 (i.e. the maturity date). However, in the event that the note is not converted into equity securities of the Company, the maturity date shall be extended to December 31, 2025.

This convertible note payable, issued on December 3, 2019, included the following conversion terms:

Automatic Conversion: If a Qualified Financing occurs on or prior to the Maturity Date, then the outstanding principal amount of this Note shall automatically convert into fully paid and nonassessable shares of the preferred stock issued in such Qualified Financing at the Conversion Price.

Voluntary Conversion if a Non-Qualified Financing Occurs: If a transaction or series of transactions, pursuant to which the Company issues and sells shares of its preferred stock with the principal purpose of raising capital, that does not constitute a Qualified Financing (a “Non-Qualified Financing”) occurs on or prior to December 31, 2020 and prior to the automatic conversion of this Note, then the outstanding principal amount of this Note shall be convertible at the option of Investor into fully paid and nonassessable shares of the Company’s preferred stock issued in the Non-Qualified Financing (the “Non-Qualified Preferred Shares”) at a price per share equal to the price per share paid by the other purchasers of the preferred stock sold in the Non-Qualified Financing (subject to appropriate adjustment from time to time for any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event).

Conversion Price: price per share equal to the lowest price per share paid by other purchasers of the preferred stock sold in the Qualified Financing

Qualified Financing: a transaction or series of transactions pursuant to which the Company issues and sells shares of its preferred stock for aggregate gross proceeds of at least $3 million (including this Note but excluding all proceeds from the incurrence of all other prior indebtedness that is converted into such preferred stock, or otherwise cancelled in consideration for the issuance of such preferred stock) with the principal purpose of raising capital.

The qualified financing term was triggered for this convertible note payable as $3 million was raised prior June 30, 2020 as discussed in Note 1. Therefore, the convertible note was converted to 89,859 shares of Preferred A Stock and is no longer reflected as outstanding as of June 30, 2020. In total, convertible notes in the amount of $817,500 were converted in to shares of Preferred A Stock and this total balance is included in the supplemental non-cash transaction schedule to the Statement of Cashflows.

Advisor Notes

As part of our raise of Series A Preferred stock, we agreed to issue to certain of our advisors $10 thousand per month in convertible promissory notes, convertible to Series A Preferred shares. The following relevant terms are stated in the agreement:

Equity Compensation. In addition to the Fixed Fees, Service Provider will receive convertible notes in Client in an amount equal to $10 thousand per month during the Term, based on a per-share dollar value reasonably determined by the Board of Directors of Client (but in no event will the per-share dollar value be more than $7.79 per share for purposes of determining the number of shares to be issued to Service Provider) (the “Equity Compensation” ́). Any Equity Compensation that accrues during the term of this agreement shall be issued within sixty (60) days after the expiration or termination of the Services or this Agreement (whichever occurs first). As of June 30th, 2020, we have issued $40 thousand in convertible debt to our advisors. As we have completed the raise after the balance sheet date, we have converted this note the year to Series A Preferred stock at a value of $7.79 per share. This amount is also included in the transaction costs that are capitalized to the Preferred A stock raise as an issuance cost as described in Note 1.

Non-Convertible Promissory Notes Payable

Date Issued	June 30, 2020	December 31, 2019
June 11, 2020	$387,176	-
April 22, 2020	350,000	$-
Total principal outstanding	737,176	-
Less discount	(71,378)
Debt net of discount	665,798
Plus accrued interest	5,304	-
Total promissory notes payable	$671,102	$-

On April 22, 2020, the Company entered into a promissory note for $350 thousand with Second Century Ventures (“SCV”) in which the Company received net proceeds of $345 thousand after issuance costs. The unpaid principal, together with any then unpaid and accrued interest and any other amounts payable shall be due and payable on April 22, 2021 or in an event of default or a change in control as defined in the agreement. The note accrues interest at a rate of 8% per annum, compounded monthly.

Concurrently with the issuance of the note on April 22, 2020, the Company entered into a warrant agreement to purchase Class A Shares of Common Stock of the Company with SCV. The warrant agreement issued SCV a warrant to purchase 15,000 shares at a strike price of $0.01 per share through April 22, 2021. At the expiration of the warrant agreement the warrants will be automatically exercised if the fair market value of the exercise shares exceeds the exercise price. If at any time during the term the fair market value of the exercise shares exceeds five times the exercise price the Company shall provide SCV written notice and SCV may elect to exercise the warrant. If at any time during the term of the warrant agreement any portion of the Class A Shares of Common Stock are converted to other securities the warrants shall become immediately exercisable for that number of shares of the other securities that would have been received if the warrant agreement had been exercised in full prior to the conversion and the exercise price shall be adjusted. We determined that the appropriate classification of this warrant was as an equity instrument that will not be subject to fair value remeasurement going forward.

As the promissory notes payable issued included equity classified warrants issued, U.S. GAAP requires that the proceeds from the sale of debt instruments with a separate equity instrument be allocated to the two elements based upon the relative fair values of the debt instrument without the warrant and of the warrant itself at the time of issuance. The portion of the proceeds allocated to the Class A Shares of Common Stock shall be accounted for within stockholders’ equity as additional paid-in capital and recorded as a debt discount and be charged to interest expense over the life of the convertible notes. The remainder of the proceeds shall be allocated to the debt instrument portion of the transaction. The value of the promissory note was allocated on a relative fair value basis between the note and the warrants. This allocation based upon relative fair values of the promissory note and warrant resulted in an amount of $88 thousand being allocated to the equity warrants and $262 thousand being allocated to the promissory notes, resulting in the same amount representing a discount to the promissory note. Accretion expense of $17 thousand was recorded and interest payable of $5, thousand was accrued related to these notes during the period ended June 30th, 2020.

In conjunction with the Company entering into this promissory note, TSIH entered into a guaranty and stock pledge agreement with SCV (“Secured Party”) on April 22, 2020. As part of this agreement the payment and performance of the note are secured by 65,000 Class A Shares of the Common Stock of the Company pledged through TSIH. In addition, we pledged 15,000 shares for the underlying warrants and transferred the total of 80,000 to SCV as of June 30th, 2020 to hold as collateral. As stated in the agreement the following rights exist for the Secured Party:

Rights With Respect to Distributions: During the continuance of an Event of Default (as defined in the Note), all rights of Pledgor to receive dividends, cash, securities, instruments and other distributions shall cease and all rights to dividends, cash, securities and other distributions shall thereupon be vested in the Secured Party; the Secured Party shall thereupon have the sole right to receive and hold as Pledged Collateral such dividends, cash, securities, instruments and other distributions.

Irrevocable Proxy/Voting Rights: So long as no Event of Default exists, subject to any other applicable provision of this Agreement, Pledgor shall be entitled to exercise all voting and other consensual rights pertaining to the Pledged Collateral or any part thereof for any purpose not prohibited by the terms of this Agreement.

Release of Pledge: Anything to the contrary herein notwithstanding, the Secured Party shall release the Pledged Collateral from pledge hereunder upon full payment to the Secured Party of all Pledge Obligations and upon such release the Secured Party shall deliver to Pledgor all Pledged Collateral then in the Secured Party’s possession.

We do not have a history of dividends or other distributions, we maintain all voting rights, and currently expect to repay the note prior to or on the maturity date. The shares are held solely as pledged collateral for the promissory note we obtained. We determined there was no impact recorded to the financial statements for the period ended June 30, 2020 other than we are reflecting them as outstanding as of period end in the statement of Stockholders’ Equity.

On June 11, 2020, we entered into an agreement with Emergent, as described in Note 4, whereby their SAFE would be extinguished in exchange for several forms of consideration. As part of that agreement, one form of consideration is that the Company issued promissory notes to Emergent in the amount of $387 thousand which is due in two tranches of $200 thousand and $187 thousand in August and September 2020, respectively. No interest is due and payable under these notes if we pay by the maturity dates previously described. As of the date of these financial statements, but after June 30th, 2020, we have paid $200 thousand of the total balance due in line with the terms of the agreement.

Debt Maturity

As of June 30, 2020, the following is a schedule of principal amount maturities for all convertible and non-convertible promissory notes:

	Convertible	Non-Convertible
2020	$40,000	$387,176
2021	-	350,000
2022 and beyond	15,000	-
Principle, net of unamortized discount	55,000	737,176
Les discount	-	(71,378)
Debt net of discount	55,000	665,798
Plus accrued interest	2,688	5,304
Balance recorded	$57,688	$671,102

As of June 30, 2020, all amounts due, except for $15 thousand, are designated as short term debt on the statement of financial position as they are all due on or before June 30, 2021.

Note 3— Warrants

Liability Classified Warrants

The following table presents the change in the liability balance associated with the liability-classified warrants, which are classified in Level 3 of the fair value hierarchy from December 31, 2019 to June 30, 2020. There were no changes in the balance from December 31, 2018 to June 30th, 2019:

Warrants ($)
Balance, beginning of period	$287,750
Additional warrants issued	-
Change in fair value	-
Balance, end of period	$287,750

As of June 30, 2020, the Company has issued a customer a warrant to purchase up to $1 million of capital stock in a future round of financing at a 20% discount of the lowest price paid by another investor. The warrant was issued on November 9, 2016. There is no vesting period, and the warrant expires in 10 years from the issuance date. The Company evaluated the provisions of ASC 480, Distinguishing Liabilities from Equity, noting the warrant should be classified as a liability due to its settlement being for a variable number of shares and potentially for a class of shares not yet authorized. The warrant was determined to have a fair value of $250 thousand which was recorded as a deferred contract acquisition asset and to a warrant liability during the year ended December 31, 2016 and was amortized as a revenue discount prior to the current periods presented. The fair value of the warrant was estimated on the date of grant by estimating the warrant’s intrinsic value on issuance using the estimated fair value of the Company as a whole in relation and continues to be recorded as of June 30th, 2020.

The Company has issued an investor warrants to purchase $50 thousand of Class A Shares of Common Stock. The warrants were issued on December 16, 2016. There is no vesting period, and the warrants expire in 10 years from the issuance date. The Company recorded the warrants at fair value and classified the warrant as a liability. This liability continues to be recorded as of June 30th, 2020.

Equity Classified Warrants

As of June 30, 2020, the Company has issued a warrant to purchase 8,013 shares of Class A Shares of Common Stock with an exercise price of the lower of (i) the last 409a valuation of the Company’s Class A Shares of Common Stock or (ii) the quotient of $1,000,000 divided by the aggregate number of the Company’s fully diluted capitalization upon exercise. The warrants were issued on January 4, 2016 under an accelerator program. There is no vesting period, and the warrants expire in 10 years from the issuance date.

The Company has issued a customer a warrant to purchase 80,128 shares of Class A Shares of Common Stock with an exercise price of $3.12 per share. The warrant was issued on November 9, 2016. There is no vesting period, and the warrant expires in 10 years from the issuance date. The Company used a Black-Scholes-Merton pricing model to determine the fair value of the warrant. The fair value of the warrant issued in connection with the customer contract was determined to be $2.29 per share and had a fair value of $183 thousand which was recorded as a deferred contract acquisition asset and to additional paid-in capital during the year ended December 31, 2016 and which was amortized as a revenue discount in the periods prior to those presented. The fair value of the warrant issued is recorded as a revenue discount as it is considered a sales incentive. The fair value of the warrant was estimated on the date of grant using the Black-Scholes-Merton model and was valued using the following assumptions: fair value of Class A Shares of Common Stock of $2.71, exercise price of $3.12 risk free interest rate of 5%, dividend yield of 0%, expected volatility of 83%, and contractual term of ten years. This warrant remains outstanding as of June 30, 2020.

As of June 30, 2020, the Company has issued to an investor a warrant to purchase 186,442 shares of the Company’s Class A Shares of Common Stock at an exercise of $8.00 per share in exchange for the cancellation of a $100 thousand SAFE issued on August 18, 2017 by the Company’s affiliate Trusted Mail Inc. with an agreed value of $125 thousand. See Note 4 for the reduction in SAFE liability for this amount. The warrants were issued on January 23, 2020. There is no vesting period, and the warrants expire on December 20, 2024.

As of June 30, 2020, the Company has issued to an investor a warrant to purchase 932,111 shares of the Company’s Class A Shares of Common Stock at a strike price of $8.00 per share in exchange for $300 thousand in cash and “Premium” sponsorship status with a credited value of $100 thousand per year for 3 years totaling $300 thousand. This “premium” sponsorship status provides the Company with certain benefits in marketing and networking, such as the Company being listed on the investor’s website, as well providing the Company certain other promotional opportunities organized by the investor. The warrants were issued on January 23, 2020. There is no vesting period, and the warrants expire on December 20, 2024.

The fair value of the two warrants above issued in January 2020 was estimated on the date of grant using the Black-Scholes-Merton model and was valued using the following assumptions: fair value of Class A Shares of Common Stock of $7.79, exercise price of $8.00 risk free interest rate of 1.58%%, dividend yield of 0%, expected volatility of 44%, and contractual term of two years. The total fair value of these warrants was determined to be $2.1 million and is recorded in the statement of Stockholders’ Equity. Thus, fair value is $1.4 million in excess of the total consideration received for the warrants of $725 thousand. This amount is expensed within the income statement.

As discussed in Note 2, the Company issued equity classified warrants in conjunction with the venture debt issued to SCV on April 22, 2020. As the warrants vested immediately and had a $.01 strike price, we did not calculate the value using a Black-Scholes-Merton model. Rather we valued them at the price per share of the Series A Preferred Stock, $7.79, given the immediate exercisability and nominal strike price. This value was then used to perform the allocation between the debt and equity to arrive at a warrant value of $88 thousand.

Note 4—SAFE liabilities

The following tables present the change in the SAFE liabilities balance, which are classified in Level 3 of the fair value hierarchy, for the six-month period ended June 30, 2020 and the year ended December 31, 2019:

	June 30, 2020	December 31, 2019
Balance, beginning of period	$2,236,953	$867,708
Issuance of SAFEs	200,000	2,111,953
Settlement of SAFEs	(2,111,953)	-
Exchange of SAFEs for Warrants	(125,000)	-
Conversion of SAFE to Series A preferred stock	-	(750,000)
Accretion of discount	-	7,292
Balance, end of period	$200,000	$2,236,953

Trusted Mail

On July 13, 2017, Trusted Mail entered into a Common Stock Purchase Agreement with an investor and issued 150 shares of Trusted Mail common stock in exchange for $1.5 thousand, which represented 15% of the authorized capital as of the agreement date. Subsequently on August 18, 2017, Trusted Mail entered into a SAFE with this same investor in exchange for $100 thousand. Under the terms of the SAFE, Trusted Mail issued the right to receive $100,000 worth of Preferred Stock in a future equity financing at a 20% discount. The Company accreted the SAFE liability to its fair value including this 20% discount over an expected outstanding period of two years. Noncash interest expense recognized on this SAFE liability during the six-month period ended June 30, 2020 and June 30, 2019 totaled $0 and $7 thousand, respectively. The outstanding balance of the SAFE liability at June 30, 2020 and December 31, 2019 totaled $0 and $125 thousand, respectively.

There is also a Put Right related to the investor’s 15% ownership in Trusted Mail. In the event that (i) Trusted Mail enters into an agreement with a third party that has a competitive business model that would result in competitive business activities by Trusted Mail, or (ii) Trusted Mail engages in competitive business activities, the investor has the right to require Trusted Mail to repurchase all but not less than all the shares or securities of Trusted Mail owned by the investor and its affiliates. The fair market value of this put right was $0 at both June 30, 2020 and December 31, 2019. On January 23, 2020, this SAFE liability was extinguished in exchange for warrants granted by the Company. See Note 3 for further discussion of this transaction.

On September 27, 2019, the Company issued 89,859 shares of Series A preferred stock to an investor for $700 thousand. In conjunction with the issuance of Series A preferred stock to another investor on September 27, 2019, the Company’s SAFE liability for $750 thousand automatically converted into Series A preferred stock. This automatic conversion took place due to the implied pre-money valuation at which the 89,859 Series A preferred stock were issued in exchange for $700 thousand. The automatic conversion occurred as the same price paid per share resulting in the Company issuing 96,278 shares of Series A preferred stock in relation to the automatic conversion of the $750 thousand SAFE.

Emergent and Tripartite Agreement

The Company and Emergent entered into a SAFE in which Emergent obtained the right to shares of the Company’s stock (purchase amount of $2.1 million and valuation cap of $20 million) that would be exercised upon a qualified equity financing. A put option also exists in this agreement in which at the earlier of 18 months from the agreement date and the date on which the Company has raised more than $7 million of qualified equity financing, Emergent may require repayment of the unrepaid element of the purchase amount and the Company would be required to make such repayment.

On February 4, 2020, the Company entered into a tripartite agreement with Emergent and 10Clouds whereby:

•	The Company received a Purchase Order from Emergent in which Emergent requested $300 thousand worth of services to be provided by the Company under mutually agreed Statements of Work from the effective date through December 31, 2020. The intention of these services is to reduce the Emergent SAFE amount owed by the Company.

•	The Company will enter into Statements of Work with 10Clouds for appropriate sub-contract work under the Purchase Order.

•	The Company issued an additional SAFE to 10Clouds for $200 thousand subject to an absolute right for the Company at its option to redeem that $200 thousand for cash or settle it through the conversion to Series A preferred stock. This is the only remaining SAFE outstanding as of June 30th, 2020.

•	Emergent reduces the balance due on the Emergent SAFE by $500 thousand with immediate effect and asserts the outstanding balance to be $1.6 million.

On June 11, 2020, the Company entered into additional agreement with Emergent whereby:

•	Emergent will issue an irrevocable Purchase Order for $500 thousand worth of services to be provided by the Company under mutually agreed Statements of Work from the effective date through December 31, 2020. We subsequently entered into an SOW with 10Clouds for $500 thousand to provide the requested services.

•	Emergent will forgive $104 thousand of the value of the SAFE to represent expected profit margin for the $500 thousand worth of services described above.

•	The Company will issue $400 thousand of Class A Shares of Common Stock to Emergent’s designated assignees at a price of $7.79 per share (51,348 shares). This has been reflected in the statement of stockholders’ equity as of June 30th, 2020

•	The Company will pay Emergent $220 thousand and this has been reflected in the statement of cashflows

•	The Company will enter into a promissory note with Emergent for $387 thousand payable in 2020. See Note 2 for further discussion.

The intention of the above services and transactions is to wholly settle the $1.6 million and as of June 30, 2020, the Emergent SAFE was extinguished in full.

Following June 30, 2020, the Company converted the $200 thousand SAFE note into 25,674 shares of Series A Convertible Preferred Stock which was subsequently converted to Class A Common Stock on September 8, 2020 along with all shares of Series A Convertible Preferred Stock.

As it pertains to the SOWs and profit margin discussed above, Emergent has approached the Company for assistance building a software solution that incorporates several of our proprietary technologies to be built with the assistance of 10Clouds, a related party. As of the balance sheet date of June 30th, 2020 the full scope of the project has not been agreed upon with Emergent and as a result, we do not believe that this arrangement meets the definition of a contract under ASC 606, Revenue from Contracts with Customers, due to the fact that both parties cannot identify all rights and obligations as is required by the standard to identify a contract. As a result, we have recorded deferred revenue of $904 thousand and capitalized costs prepaid and other assets of $279 thousand related to fulfilling this potential performance obligations of this arrangement once it meets the definition of a contract. The capitalized costs are due to 10Clouds, a related party as further discussed in Note 6. We expect the arrangement to continue to develop in the second half of 2020. We will further evaluate this arrangement under the standard once all terms of the contract are known to the relevant parties.

Note 5— Stock Awards and Stock-Based Compensation

From time to time the Company may issue stock awards in the form of Class A Shares of Common Stock grants or Class A Shares of Common Stock options with vesting/service terms. Stock awards are valued on the grant date using the post-money valuation of the most recent round of financing for the Company. Stock Options are valued using the Black-Scholes-Merton pricing model to determine the fair value of the options. We generally issue our awards in terms of a fixed monthly value resulting in a variable number of shares being issued. This results in liability classification for a substantial majority of the issued awards.

During the six-month period ended June 30, 2020, the Company entered into agreements with new advisory board members to issue cash payments and stock grants and stock options in exchange for services rendered to the Company on a monthly basis.

In addition to issuing stock awards and stock options to advisory board members, during the six-month period ended June 30, 2020, the Company granted stock-based awards to multiple employees based on a fixed dollar amount in stock earned per month. In addition, the Company will pay a fixed amount of $156 thousand in Class A Shares of Common Stock for its Euronext advisor upon listing. As this is a contingent event, there has been no expense recorded as of June 30, 2020. As a result, the Company has accrued a share liability for $202 thousand and $40 thousand which is included in accrued expenses in the accompanying consolidated balance sheets as of June 30, 2020 and December 31, 2019, respectively.

Stock-based compensation recognized during the six-month periods ended June 30, 2020 and June 30, 2019 totaled $175 thousand and $17 thousand, respectively, and is included in selling, general, and administrative in the accompanying consolidated statements of operations. Of the 2020 expense, $161 thousand represents a share liability and $13 thousand was recorded to APIC as an equity award. All of the expense for 2019 was recorded as a share liability.

The Company entered into a stock buyback agreement with several employees after June 30, 2020 as described in Note 1.

Awards contingent on a public listing

On January 18, 2020, the Company allocated a total of 206,667 shares of Class A Shares of Common Stock held by TSIH to various employees. The stock awards only vest upon the Company being listed on a public market. The allocation would also vest immediately with no hold period upon a Company transaction that would result in a third-party acquiring control of the Company as the Company will seek to have the acquirer agree to purchase reserved stock for cash.

In the event of a listing or public market allocation, there will be a hold period for the stock after issuance. Once issued, 25% will be saleable immediately, then 25% will be saleable each 90 days thereafter. The Company will pay a (taxable) cash bonus to cover the issue value of the shares when allocated. There is no entitlement to a cash bonus in lieu of our issuing and paying for the stock allocation. No expense has been recorded to date given the performance based condition of listing on a public exchange which we do not can be considered probable to occur until it does.

Note 6—Related Party Transaction

In August 2018, Emergent and three of the Company’s shareholders entered into a stock purchase agreement, in conjunction with the Stock Subscription Agreement between the Company and Emergent, whereby Emergent acquired 447,115 shares of Class A Shares of Common Stock in the Company in a non-monetary exchange from those shareholders whereby the shareholders obtained 9.62 Class A Units of Emergent.

In July 2019, the Company acquired those 9.62 Class A Units of Emergent from the Company’s shareholders in exchange for 447,115 shares of Class A Shares of Common Stock in the Company. We do not have any employees on the Emergent Board of Directors or other abilities to influence the Company and our investment. Management recorded the value of these shares on the transaction date at a fair value of $962 thousand, which the Company determined by reference to transactions in the Company’s units, as well as information obtained from Emergent regarding the value of the Emergent units exchanged at the time of the original transaction in August 2018.

The Company does not believe these shares have a readily determinable fair value as defined in ASC 321, Investments - Equity Securities and as a result measures the investment at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Company is also not aware of other transactions involving Emergent units that would provide a material change in fair value as of the end of this six-month period, and we did not record an impairment as of June 30, 2020 after performing an assessment searching for such indicators of impairment. See Note 4 for further discussion of our transactions with Emergent during the periods presented.

Related party receivables of $15 and $16 thousand at June 30, 2020 and December 31, 2019, respectively, relate to amounts owed from other organizations as reimbursements for employees that participated in the Company’s Professional Employer Organization (“PEO”). These other organizations share common management with the Company as well as a certain investor. During certain months in 2018, employees from these other organizations sublet space in the offices that the Company occupied and share benefit plans in order to gain competitive rates for both the Company and these other organizations. Subsequent to December 31, 2019, these other organizations moved out of the Company’s offices, no longer share in the PEO, nor have common management. Amounts owed from these other organizations as reimbursements at June 30, 2020 and December 31, 2019 totaled $7 and $16 thousand, respectively.

Related party payables of $534 thousand and $199 thousand at June 30, 2020 and December 31, 2019, respectively, primarily relate to amounts owed to 10Clouds, the Company’s third party contractor for software development and investor in the Company through the Series A preferred stock, and smaller amounts payable to members of management as expense reimbursements. Total costs incurred in relation to 10Clouds for the six-month period ended June 30, 2020 and June 30, 2019, totaled approximately $850 thousand and $239 thousand, respectively, of which certain amounts were recorded as capitalized internal-use software, research and development, cost of services, or capitalized during 2020 as described under the Emergent arrangement in Note 4.

The Company has entered joint ventures with Trust Stamp Fintech Limited and Trust Stamp Cayman. Trust Stamp Fintech Limited is a company incorporated in the United Kingdom by the Company’s management. The purpose of this entity was to establish beachhead operations in the country in order to service a contract entered by the Company with the National Association of Realtors and Property Mark. This entity remains separate from the Company’s operations and serves as a sales and marketing function for the product “NAEA” which was developed for the contract between the listed parties. Trust Stamp Cayman was established with the intention of taking advantage of enterprise grants which were offered by the Cayman National Government’s Enterprise Zone. No operations were established. Due to common ownership of the Company and these two entities, the Company has funded all operating expenses since inception and as a result, the operations of these entities are included in the consolidated financial statements. On June 11, 2020, the Company entered into a stock exchange with Trust Stamp Fintech Limited, becoming a 100% owner. At June 30, 2020, Trust Stamp Fintech Limited is included as a consolidated entity within the June 30, 2020 financial statements.

A member of management provides legal services to the Company from a law firm privately owned and separate from the Company. Certain services are provided to the Company through this law firm. Total expenses incurred by the Company in relation to these services totaled $50 thousand and $0 during the six-month period ended June 30, 2020 and June 30, 2019, respectively. Amounts payable as of June 30, 2020 or December 31, 2019 were $5 and $0 thousand, respectively.

Note 7—Malta

During July 2019, the Company entered into an agreement with the Republic of Malta that would provide for a grant of up to €200 thousand as reimbursement for operating expenses over the first 12 months following incorporation in the Republic of Malta. The Company must provide an initial capital amount of €50 thousand euros, which is matched with a €50 thousand grant. The remaining €150 thousand are provided as reimbursement of operating expenses 12 months following incorporation.

During May 2020, the Company formed a subsidiary in the Republic of Malta, Trust Stamp Malta Limited, with the intent to establish a research and development center with the assistance of potential grants and loans from the Maltese government. As part of the creation of this entity, we entered into an agreement with the government of Malta for a potential repayable advance of up to €800 thousand to assist in covering the costs of 75% of the first 24 months of payroll costs for any employee who begins 36 months from the execution of the agreement on May 1, 2020. No amounts of this repayable advance were received as of June 30, 2020.

No amounts have been received under either of the agreements as June 30, 2020.

Note 8—Commitments and Contingencies

Operating Leases – The Company leased office space in Georgia and North Carolina under various operating lease arrangements on a quarter by quarter basis. As of June 30, 2020, there were no minimum lease commitments. Rental expense totaled $18,613 and $19,116 for the six-month periods ended June 30, 2020 and June 30, 2019, respectively.

Litigation – The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or any of its officers or directors in connection with its business.

Item 4.

INDEX TO EXHIBITS

2.1	Amended and Restated Certificate of Incorporation, as amended (Included as Exhibit 2.1 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465919076565/filename4.htm)

2.2	Bylaws (Included as Exhibit 2.2 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465919076565/filename5.htm)

2.3	Certificate of Amendment to Amended and Restated Certificate of Incorporation, as amended (Included as Exhibit 2.3 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465920043251/tm2014436d1_ex2-3.htm)

3.1	Investors’ Rights Agreement (Included as Exhibit 3.1 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465919076565/filename6.htm)

3.2	Form of Warrant dated January 23, 2020 (Included as Exhibit 3.14 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465920032293/tm1926748d2_ex3-14.htm)

3.3	Form of Warrant dated January 23, 2020 (Included as Exhibit 3.15 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465920032293/tm1926748d2_ex3-15.htm)

6.1	Settlement Agreement dated July 1, 2019 between Emergent Technology Holdings, LP and the Company (Included as Exhibit 6.1 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465920032293/tm1926748d2_ex6-1.htm)

6.2	Stock Purchase Agreement dated September 27, 2019 between FSH Capital LLC and the Company ($700,000) (Included as Exhibit 6.2 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465920032293/tm1926748d2_ex6-2.htm)

6.3	Secured Loan Agreement dated August 16, 2017 between Alex Valdes and the Company (Included as Exhibit 6.3 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465919076565/filename21.htm)

6.4	Secured Loan Agreement dated August 16, 2017 between Andrew Scott Francis and the Company (Included as Exhibit 6.4 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465919076565/filename22.htm)

6.5	Lease Agreement Amendment between the Company and Georgia Advanced Technology Ventures, Inc. dated April 24, 2018 (Included as Exhibit 6.5 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465919076565/filename23.htm)

6.6	Service Agreement between 10Clouds and. Sunflower AI Technologies (a subsidiary of T. Stamp Inc.) dated January 4, 2018 (Included as Exhibit 6.6 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465920032293/tm1926748d2_ex6-6.htm)

6.7	SAFE Amendment Agreement between Emergent Technology Holdings LP and T Stamp Inc. and 10Clouds dated February 4, 2020 (Included as Exhibit 6.7 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465920032293/tm1926748d2_ex6-7.htm)

6.8	Secured Promissory Note between the Company (as Debtor) and Second Century Ventures, LLC. (as Creditor) dated April 22, 2020 (Included as Exhibit 6.8 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465920054561/tm2014436d7_ex6-8.htm)

6.9	Warrant to Purchase Common Stock between the Company and Second Century Ventures, LLC dated April 22, 2020 (Included as Exhibit 6.9 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465920054561/tm2014436d7_ex6-9.htm)

6.10	Guaranty and Stock Pledge Agreement between the Company and Second Century Ventures, LLC dated April 22, 2020 (Included as Exhibit 6.10 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465920054561/tm2014436d7_ex6-10.htm)

6.11	Emergent Agreement dated June 11, 2020 (included herein)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Atlanta, State of Georgia, on September 28, 2020.

T STAMP INC.

/s/ Gareth Genner
Gareth Genner, Chief Executive Officer
Trust Stamp

The following persons in the capacities and on the dates indicated have signed this Offering Statement.

/s/ Gareth Genner
Gareth Genner, Chief Executive Officer, Director
Date: September 28, 2020

/s/ Alex Valdes
Alex Valdes, Principal Financial Officer, Principal Accounting Officer
Date: September 28, 2020

/s/ Andrew Gowasack
Andrew Gowasack, President, Director
Date: September 28, 2020

/s/ Mark Birschbach
Mark Birschbach, Director
Date: September 28, 2020